Tollefsen Business Law p.c.

2825 Colby Avenue, Suite 304

Everett, Washington 98201

Telephone (425) 353-8883

Fax (425) 353-9415

March 27, 2015

Transmitted by EDGAR Submission

Tiffany Piland Posil

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	ITEX Corporation

Schedule TO-I

Filed March 16, 2015

File No. 005-42668

Dear Ms. Posil:

On behalf of ITEX Corporation (“ITEX” or “Company”), we submit the following response to your comment letter dated March 25, 2015 with respect to the above referenced Schedule TO-I. Set forth below are the Staff’s comments followed by the Company’s responses.  The numbered responses in this letter correspond to your numbered comments. The Company has filed Amendment No. 1 to Schedule TO (the “Amendment”) to respond to the Staff’s comments.

Section 2. Purpose of the Tender Offer; Certain Effects of the Tender Offer…, page 13

Certain Effects of the Tender Offer, page 15

1.	Please supplement your disclosure regarding the increased percentage of shares that will be owned by persons who do not tender pursuant to the offer. For example, please disclose the potential ownership percentage of shares by persons who currently own greater than 5% of your outstanding securities, assuming that such persons do not tender pursuant to the offer.

Response:

The Company has supplemented its disclosure to add the potential increased ownership percentage of significant stockholders who do not tender as follows:

“Upon the completion of the tender offer, non-tendering stockholders will realize a proportionate increase in their relative ownership interest in ITEX and thus in ITEX’s future earnings and assets, subject to ITEX’s right to issue additional shares of common stock and other equity securities in the future. Although Steven White, our Chief Executive Officer, has indicated his non-binding intention to tender up to 75,000 shares, assuming 750,000 shares are acquired by ITEX in the tender offer and neither Mr. White nor our other major shareholders tender pursuant to the offer, the relative ownership interest and voting power of Steven White would increase from 21.8% to 29.5% (26.0% if he tenders 75,000 shares), the Lion Fund, LP from 11.9% to 16.0%, and the Pagidipati Family, LP from 6.4% to 8.6%. These stockholders will also continue to bear the risks associated with owning the shares …”

Ms. Tiffany Piland Posil

March 27, 2015

Section 4. Withdrawal Rights, page 21

2.	The disclosure indicates that shares tendered pursuant to the tender offer and not accepted for payment by the company may be withdrawn at any time after April 13, 2015. Please revise in accordance with Rule 13e-4(f)(2)(ii).

Response:

The date has been corrected to state “may be withdrawn at any time after May 8, 2015.”

Section 5. Purchase of Shares and Payment of Purchase Price, page 22

3.	The disclosure here and on page 13 indicates that the company does not expect to be able to “commence” payment for shares purchased pursuant to the tender offer until approximately five business days after the expiration date. Please advise us, with a view toward revised disclosure, how your plan to begin to pay for tendered securities five business days after the expiration of the offer complies with Rule 13e-4(f)(5), which requires such payment to be made promptly.

Response:

In both instances, we have deleted the reference to “five business days after the expiration date” and changed the disclosure to state that ITEX will commence payment for any shares purchased pursuant to the tender offer “promptly after the expiration date.”

The Company acknowledges the requirement under Rule 13e-4(f)(5) and Rule 14e-1(c) to pay the tender offer consideration “promptly” after termination of the offer, and that the Staff has taken the view that “prompt payment” requires the payment of consideration within three business days after the conclusion of the tender offer. The Company submits that the Depository expects to pay the tender offer consideration to holders of record other than Cede & Co. within three business days. However, the Company understands that in the event of proration, together with a determination of “odd lot” priorities, it is unlikely that the DTC will be able to provide a final reconciliation of participant positions within three business days. The amended language reflects the Company’s commitment to “commence” payment within three business days and to pay “promptly,” consistent with generally accepted settlement practices in the financial community for issuer tender offers with similar terms under similar conditions.

Section 7. Conditions of the Tender Offer, page 24

4.	Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm the company’s understanding in this regard in the response letter.

Ms. Tiffany Piland Posil

March 27, 2015

Response:

We confirm, on behalf of the Company, the Company’s understanding that if a condition is triggered and the Company decides to proceed with the offer, this action would constitute a waiver of the triggered condition. If the waiver is material, the Company acknowledges that it may be required to extend the offer and recirculate disclosure to its stockholders.

5.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in this regard in the response letter.

Response:

We confirm, on behalf of the Company, the Company’s understanding that if an offer condition is triggered during the offer period and before the expiration of the offer, the Company should inform stockholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

As requested by the Staff in the comment letter, attached hereto as Annex A is a written acknowledgement by the Company of certain matters.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (425) 353-8883.

Sincerely,
TOLLEFSEN BUSINESS LAW P.C.

/s/ Stephen Tollefsen
Stephen Tollefsen

Enclosures

ANNEX A

As requested by the Staff in the comment letter, in connection with the Schedule TO-I filed by the Company with the Commission on March 16, 2015, as amended and supplemented, ITEX hereby acknowledges that:

o	ITEX is responsible for the adequacy and accuracy of the disclosure in the filing;

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	ITEX may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ITEX Corporation

by
/s/ Steven White
Name: Steven White
Title: Chief Executive Officer